EXHIBIT 99.4

APPLIED ENERGETICS REPORTS FOURTH QUARTER AND FULL YEAR 2007 FINANCIAL RESULTS

TUCSON, Ariz.—March 12, 2008-- Applied Energetics, Inc., (Nasdaq: AERG), today reported summary financial results for the fourth quarter and full year ended December 31, 2007. The Company will host a live conference call today, March 12, 2008 at 11:00AM (Eastern Time).

Fourth Quarter Business Highlights

•	U.S. government test of our latest Counter-IED product for USMC
o	JIEDDO-sponsored test completed in early December 2007
•	Sole source contract pending for further development of our LGE technology
o	Progress continues on achieving LGE milestones and deliverables
•	Delivered an advanced Ultra-Short Pulsed Laser "Transportable Demonstrator" system to the US Navy
o
Self-contained mobile laser laboratory with a multi-Terawatt pulsed laser and motion-stabilized beam delivery optics. This system provides the ability to test laser-atmospheric interactions in a wide variety of environments and over long ranges.

•	Received a Phase II Small Business Technology Transfer Research (STTR) Contract from the U.S. Army Research Office for continued development of light filament sensor technology.
o
Successful completion may lead to a Phase III contract for development of a dual use (military and commercial) sensor/detector. This sensor may have applications in homeland security and airport screening, as well as identification of toxins or toxic residue in industrial or post military settings.

Dana Marshall, Chairman, President and Chief Executive Officer stated, “The successful completion of a JIEDDO-sponsored test of our counter-IED system was an important event for the company. Although the process has been a lengthy one, the program is exceptionally complex and involves a number of services and organizations. We are working closely with our customer to advance the program and expect that this will lead to an initial deployment of the system. In addition to meeting our customer’s high priority mission needs for protection against IEDs, we believe fielding of our counter-IED system may provide a battle-tested validation of the use of an electric discharge weapon in warfare and demonstrate our ability to be a responsive developer and a quality supplier.”

Mr. Marshall concluded, “With recent progress, particularly in our directed energy weapons and counter-IED programs, our company is quickly moving beyond its roots in scientific discovery. We are actively involved in other energy-based products for military, aerospace, industrial and environmental applications and we expect a number of these opportunities to unfold during 2008.”

Fourth Quarter and Year End 2007 Summary Financial Results

Revenue for the fourth quarter of 2007 was approximately $3.6 million, compared to approximately $1.4 million for the same period last year. Revenue for the twelve-months ended December 31, 2007 was approximately $12.4 million, compared to approximately $10.0 million for the comparable period last year. The increase in revenue of approximately $2.2 million for the fourth quarter and $2.4 million for the twelve-month period was primarily attributable to the completion of certain government contracts related to our core LGE technology.

Net loss attributable to common stockholders for the fourth quarter of 2007 was ($4.2) million, or ($0.05) per basic and diluted share compared to the prior-comparable period net loss of ($6.2) million or ($0.08) per basic and diluted common share. Net loss attributable to common stockholders for the twelve-months ended December 31, 2007 was ($14.8) million or ($0.19) per basic and diluted share compared to a net loss attributable to common stockholders for the comparable period in 2006 of ($18.7) million or ($0.25) per basic and diluted common share.

At December 31, 2007, the Company had approximately $22.5 million in cash and cash equivalents and long-term securities available-for-sale as compared to $30.6 million in cash and cash equivalents and securities available-for-sale at December 31, 2006.

As of December 31, 2007 the Company had a backlog of $6.7 million, which is expected to be completed within the next twelve-months. This backlog does not include proposals and contracts under negotiation.

Conference Call

As previously announced, Applied Energetics will host a conference call on March 12, 2008, at 11:00 a.m. (Eastern Time). Shareholders and other interested parties may participate in the conference call by dialing +1 888 713 4213 (domestic) or +1 617 213 4865 (international) and entering access code 32620399, a few minutes before 11:00 a.m. ET on March 12, 2008. The call will also be broadcast live on the Internet at www.streetevents.com, www.fulldisclosure.com and www.appliedenergetics.com.

A replay of the conference call will be accessible two hours after its completion through March 19, 2008 by dialing +1 888 286 8010 (domestic) or +1 617 801 6888 (international) and entering access code 31779982. The call will also be archived for 90 days at www.streetevents.com, www.fulldisclosure.com and www.appliedenergetics.com.

About Applied Energetics, Inc.

Applied Energetics, Inc., based in Tucson Ariz., specializes in development and manufacture of high performance lasers, high voltage electronics, advanced optical systems, and integrated guided energy systems for defense, aerospace, industrial, and scientific customers worldwide. Applied Energetics pioneered the development of Laser Guided Energy (LGE®) technology, and related solutions for defense and security applications. For more information about Applied Energetics, please visit www.appliedenergetics.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

Certain statements contained in this News Release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: the dependence on sales of a limited number of products and the uncertainty of the timing and magnitude of government funding and orders, dependence on sales to government customers; the uncertainty of patent protection; the uncertainty of strategic alliances; the uncertainty of management tenure; the impact of third-party suppliers' manufacturing constraints or difficulties; management's ability to achieve business performance objectives, market acceptance of, and demand for, the Company's products, and resulting revenues; development and testing of technology and products; manufacturing capabilities; impact of competitive products and pricing; litigation and other risks detailed in the Company's filings with the Securities and Exchange Commission. The words "looking forward," "believe," "demonstrate," "intend," "expect," "contemplate," "estimate," "anticipate," "likely" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. Applied Energetics undertakes no obligation to update any forward-looking statements contained in this news release.

Contact:

Kevin McGrath
Cameron Associates
212.245.4577
Kevin@cameronassoc.com